Exhibit 3.1

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED

BYLAWS

OF

GENPREX, INC.

Adopted and Approved by the Board of Directors on October 18, 2023

1.         Quorum.  The first sentence of Article III, Section 8 of the Genprex, Inc. (the “Company”) Amended and Restated Bylaws (the “Bylaws”) is hereby amended and restated in its entirety to read as follows:

“Except as otherwise required by law, the corporation’s Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) (as amended and/or restated from time to time, the “Certificate of Incorporation) or these Bylaws, at any meeting of stockholders, one-third of the voting power of the stock outstanding and entitled to vote at the meeting, present in person, present by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, one-third of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person, present by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.”

2.         Effective Date. This Amendment shall be effective as of the date it is adopted and approved by the Board of Directors of the Company.